Via Facsimile and U.S. Mail
Mail Stop 6010

January 25, 2007

Mr. J. Todd Hagely
Senior Vice President and
Chief Financial Officer
Direct General Corporation
1281 Murfreesboro Road
Nashville, TN 37217

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 000-50360

Dear Mr. Hagely,

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant